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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM 6-K

         REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

MAY 23, 2001                                    COMMISSION FILE NUMBER 001-11145

                             ---------------------

                              BIOVAIL CORPORATION

                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000

          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
           FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                    FORM 20-F _X_              FORM 40-F __

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                           YES __              NO _X_

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                              BIOVAIL CORPORATION

    THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION
NO. 333-92229).

                                     INDEX

                          PART I -- OTHER INFORMATION

1. The materials issued by the Company to Shareholders, Canadian Security Administrators and Stock Exchanges (NYSE / TSE) are attached as the following exhibits.

  99.A 2000 Annual Report

   99.B Notice of Annual Meeting of Shareholders -- June 25, 2000

   99.C Management Information Circular

  99.D Proxy for the Annual Meeting of Shareholders

   99.E 2000 Annual Report for Canadian Securities Law Purposes

                                       1
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

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                                                             BIOVAIL CORPORATION

MAY 23, 2001                                                 By:  /s/ JOHN R. MISZUK
                                                                  -----------------------------------------
                                                                  John R. Miszuk
                                                                  Vice President, Controller
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